Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

March 25, 2008

Item 3

News Release

A News release was issued on March 25th, 2008 and disseminated by Marketwire, Canada stockwatch and Market News.

Item 4

Summary of Material Change

1.

Nevsun Resources Ltd., has entered into an agreement for the sale of all of its interest in the properties of Mali, including the Tabakoto Mine, the Segala property, and exploration properties, for US$20 million.

Item 5

Full Description of Material Change

See the attached news releases.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

March 25, 2008

N E W S R E L E A S E

March 25, 2008

Tabakoto Sale

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) is pleased to announce that it has entered into an agreement for the sale of all of its interests in properties in Mali, including the Tabakoto Mine, the Segala property and exploration properties. Avion Resources Corp. (AVR:TSXV) has agreed to pay Nevsun $20 million plus a 1% net smelter return royalty on future production, subject to normal regulatory approvals and financing by Avion. Closing is scheduled for on or before May 23, 2008. Avion has agreed to a US$1 million break fee if the transaction does not close on schedule.

Nevsun engaged Genuity Capital Markets as its advisor in connection with this transaction.

The additional $20 million will go towards Nevsun’s share of the development costs for its Bisha project in Eritrea (refer to recent news releases dated February 25, 2008 and March 3, 2008).

Forward Looking Statements: The above contains forward-looking statements concerning the company’s Mali assets and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu08-05.doc	For further information, Contact: Judy Baker (416) 786-7860 or Nevsun (604)623-4700 or 888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com